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               SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            FORM 11-K


     (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 1999

                               OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to

Commission file number 1-6262

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                AMOCO FABRICS AND FIBERS COMPANY

                   SALARIED 401(k) SAVINGS PLAN

                900 Circle 75 Parkway, Suite 550
                     Atlanta, GA 30339-3098

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BP Amoco p.l.c.
                          Britannic House
                         1 Finsbury Circus
                     London EC2M 7BA England

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                            SIGNATURE






The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                             AMOCO FABRICS AND FIBERS COMPANY

                             SALARIED 401(k) SAVINGS PLAN

                             By Plan Administrator



Date: June 26, 2000            /s/ John F. Campbell
                               John F. Campbell
                               Senior Vice President of Human Resources
                               BP Amoco Corporation

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                 REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Amoco Fabrics and Fibers Company and to the Investment Committee of BP Amoco Corporation


We have audited the accompanying statements of assets available for benefits of Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




Chicago, Illinois                  Ernst  &  Young LLP
June 15, 2000

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                                             EIN 36-2692811
                                               Plan No. 004

             AMOCO FABRICS AND FIBERS COMPANY

               SALARIED 401(k) SAVINGS PLAN


        STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  (thousands of dollars)

                                            December 31,

                                          1999      1998
Assets

Investment in Amoco Fabrics and Fibers
  Company Master Trust                  $23,847   $18,800

Assets available for benefits           $23,847   $18,800





    The accompanying notes are an integral part of these statements.

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                                              EIN 36-2692811
                                                Plan No. 004

              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN


   STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
            FOR THE YEAR ENDED DECEMBER 31, 1999
                   (thousands of dollars)

Additions of assets attributed to:
  Net investment income in Amoco Fabrics
    and Fibers Company Master Trust                $ 4,995
  Participant contributions                          2,433
  Company contributions                              1,070
  Rollover contributions                                49

    Total additions                                  8,547

Deductions of assets attributed to:

  Distributions to participants                     (3,500)

    Total deductions                                (3,500)

Net increase in assets during the year               5,047

Assets available for benefits:

  Beginning of year                                 18,800

  End of year                                      $23,847





     The accompanying notes are an integral part of these statements.

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                AMOCO FABRICS AND FIBERS COMPANY

                  SALARIED 401(k) SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     Amoco Fabrics and Fibers Company (the "Company") established the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan effective January 1, 1996 (the "Plan"). Also, on January 1, 1996, the Amoco Fabrics and Fibers Company Master Trust (the "Master Trust") was established. The Master Trust holds the assets of the Plan and the Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan (the "Hourly 401(k) Plan"). The trustee for the Master Trust, the Plan and the Hourly 401(k) Plan is Bankers Trust Company, a New York banking corporation (the "Trustee"). The Plan and the Hourly 401(k) Plan have the same investment funds. Investments made by participants in the Plan in each of the investment funds are commingled with the investments in each of the investment funds of the Hourly 401(k) Plan by participants in that plan.

      The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. The Company reserves the right to amend or terminate the Plan at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Under the Plan, participating employees can invest a total of 16 percent of pre-tax earnings in four investment fund options. The first six percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the participant. Company matching contributions are initially invested in the BP Amoco Stock Fund. Participants may elect to sell any portion of their investment in the BP Amoco Stock Fund and reinvest the proceeds in one or more of the other available investment alternatives.

     The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their contributed accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to reduce Company matching contributions or to offset administrative expenses. Forfeitures, expressed in thousands of dollars, totaled $62 in 1999.

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                AMOCO FABRICS AND FIBERS COMPANY

                  SALARIED 401(k) SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS (continued)

      Trustee fees, brokerage commissions, and other transaction fees and expenses related to the investment funds are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options. Administrative fees were paid out of the Plan trust or paid by the Company in accordance with the terms of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation. BP Amoco p.l.c. American Depositary Shares ("ADSs") were valued at the closing market price on the New York Stock Exchange. Investments in common collective trust funds are based on quoted market prices of the underlying assets. Interests in the Money Market Fund and participant loans are valued at cost which approximates fair value.

Allocation of Master Trust Assets and Transactions. In order to preserve, for participating plans, an interest in the combined assets of the Master Trust, the Trustee determines computed shares in the Master Trust for each plan. Current month's Master Trust investment transactions are allocated based on each plan's computed shares in the Master Trust at the end of the prior month, adjusted for the current month's contributions less benefit payments to participants. These allocated amounts are then added to or subtracted from the prior month's computed shares to determine computed shares at the end of the month. Master Trust investment transactions allocated to the Plan include dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments.

Contributions. Company and participant contributions are made and recorded during the periods in which the Company processes payroll.

Estimates in Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Reclassification.    Certain  amounts  in  the   1998   financial
statements  have  been  reclassified  to  conform  to  the   1999
presentation.

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                AMOCO FABRICS AND FIBERS COMPANY

                  SALARIED 401(k) SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS (continued)

3.   PARTICIPANT LOANS

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan and the maximum time period for a loan repayment is fifty-four months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

4.   TAXES

      The Internal Revenue Service ruled April 16, 1999, that the Plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company reserves the right to make any amendments necessary to maintain the continued qualified status of the Plan and Master Trust.

5.    PLAN TRANSFERS

      Plan transfers occur when eligible participants in the Plan remain with Amoco Fabrics and Fibers Company and change job classifications to or from an "hourly employee" from or to a "salaried employee" as defined in the Plan document. For the year ended December 31, 1999, there were no Plan transfers from the Plan to the Hourly 401(k) Plan.

      During 1999, the Company sold certain locations to American Fibers & Yarns Co. Employees had the option to transfer their account balance to the new company's qualified plan or keep their account balance in the Plan. Assets, expressed in thousands of dollars, totaling $3,221 and $454 were transferred to an American Fibers & Yarns Co. plan in January and May 2000, respectively.

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                AMOCO FABRICS AND FIBERS COMPANY

                  SALARIED 401(k) SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS (continued)

6.   MASTER TRUST

      As described in Note 1, the Plan's trust agreement permits the commingling for investment purposes of Plan assets with those of the Hourly 401(k) Plan in the Master Trust. The Trustee determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan's statements of assets available for benefits and of changes in assets available for benefits. At December 31, 1999 and 1998, the Plan's interest in the total investment of assets of the Master Trust was approximately 43 percent.

      The following tables present the fair value of net assets held by the Master Trust as of December 31, 1999 and 1998, and the changes in net assets held by the Master Trust for the year ended December 31, 1999.

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                AMOCO FABRICS AND FIBERS COMPANY

                  SALARIED 401(k) SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS (continued)


6.   MASTER TRUST (continued)


                     STATEMENT OF NET ASSETS
                     (thousands of dollars)

                                                As of December 31,
                                                   1999     1998
Investments:
  BP Amoco p.l.c. ADSs                          $32,113   $24,350
  Common collective trust funds                  15,453    13,718
  Money market funds                              3,385     2,780
  Loans to participants                           3,964     3,312

  Total investments                              54,915    44,160


Net payable                                         (84)     (148)


Net Assets                                      $54,831   $44,012

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               AMOCO FABRICS AND FIBERS COMPANY

                 SALARIED 401(k) SAVINGS PLAN


           NOTES TO FINANCIAL STATEMENTS (continued)


6.   MASTER TRUST (continued)


            STATEMENT OF CHANGES IN NET ASSETS
           FOR THE YEAR ENDED DECEMBER 31, 1999
                  (thousands of dollars)



Additions of assets attributed to:
  Participant contributions                  $ 4,600
  Company contributions                        2,186
  Rollover contributions                          52
  Net realized and unrealized
   appreciation in fair value
   of investments:
    BP Amoco p.l.c. ADSs                       7,653
    Common collective trust funds              2,032
  Interest and dividends                       1,496

    Total additions                           18,019

Deductions of assets attributed to:

  Administrative expenses                       (165)
  Distributions to participants               (7,035)

    Total deductions                          (7,200)

Net increase in
  assets during the year                      10,819

Net Assets:

  Beginning of year                           44,012

  End of year                                $54,831

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